UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
May 22, 2008
Commission File No. 001-3369
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
EXHIBIT INDEX
EX-3.2: AMENDED AND RESTATED BYLAWS
EX-10.1: MASTER AGREEMENT DATED AS OF MAY 20, 2008
EX-10.2: VOTING AGREEMENT DATED AS OF MAY 20, 2008
EX-10.3: MEMORANDUM OF AGREEMENT
EX-10.4: MEMORANDUM OF AGREEMENT
EX-10.5: MEMORANDUM OF AGREEMENT
EX-10.6: MEMORANDUM OF AGREEMENT
EX-10.7: MEMORANDUM OF AGREEMENT
EX-10.8: MEMORANDUM OF AGREEMENT
EX-99.1: PRESS RELEASE
EX-99.2: PRESENTATION

Forward Looking Statements
     This Report on Form 6-K, and other statements Seanergy Maritime Corp. may make, including statements about the benefits of the matters disclosed herein, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Seanergy’s future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “expect,” “anticipate,” “forecasts,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.
Entry into a Material Definitive Agreement.
     On May 20, 2008, Seanergy Maritime Corp., a Marshall Islands corporation (“Seanergy” or the “Company”), along with Seanergy Merger Corp., its wholly owned subsidiary (“Buyer”), entered into definitive agreements pursuant to which Buyer has agreed to purchase, for an aggregate purchase price of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Buyer common stock (subject to Buyer meeting certain EBITDA thresholds), six dry bulk vessels from companies associated with members of the Restis family, including four secondhand vessels and two newbuildings. In connection with the foregoing, the Company entered into six Memoranda of Agreement as described below.
     Following the completion of the transactions contemplated by the definitive agreements, the Company plans to merge with and into Buyer with Buyer being the surviving entity (“Merger”).
     Master Agreement
     Pursuant to the terms and conditions of a Master Agreement (the “Master Agreement”), entered into by and among the Company, Buyer, each of the sellers listed below (each, a “Seller” and collectively, the “Sellers”) and each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. (each an “Investor” and collectively, the “Investors”), a copy of which is attached hereto as Exhibit 10.1 and the terms of which are incorporated herein by this reference, each Seller has agreed to sell, and Buyer, through a nominated subsidiary, has agreed to purchase, each of the vessels listed below (each, a “Vessel” and collectively, the “Vessels”), for an aggregate purchase of (i) $367,030,750 in cash, (ii) $28,250,000 in the form of a convertible promissory note, and (iii) up to 4,308,075 shares of Buyer common stock (subject to Buyer meeting certain EBITDA thresholds) (collectively, the “Vessel Purchases”), the terms of which are to be governed by six separate memoranda of agreement (each, an “MOA” and collectively, the “MOAs”):

	Seller		Year
Seller	Jurisdiction	Vessel	Built	Flag	DWT	Price

Valdis Marine Corp.	Marshall Islands	African Oryx	1997	Bahamas	24,111	$42,000,000

Goldie Navigation Ltd.	Marshall Islands	African Zebra	1985	Bahamas	38,632	$34,500,000

Kalistos Maritime S.A.	Marshall Islands	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA215	2008	Bahamas	54,000	$84,000,000

Kalithea Maritime S.A.	Marshall Islands	Domestic Trade Ministry Kouan Shipbuilding Industry Co. Hull No. KA216	2008	Bahamas	54,000	$80,500,000

Pavey Services Ltd.	British Virgin Islands	Bremen Max	1993	Isle of Man	73,500	$65,175,000

Shoreline Universal Limited	British Virgin Islands	Hamburg Max	1994	Isle of Man	73,500	$67,175,000
     The Vessel Purchases will take place over the course of several closings. There will be an initial closing (the “Initial Closing”), at which time title to, and delivery of, such number of Vessels, together with contract rights to purchase Vessels, whose aggregate fair market value will equal at least 80% of the Company’s net assets (excluding deferred underwriting discounts and commissions in the amount of $5,362,500), will be transferred and effectuated by the Seller of each such Vessel to Buyer in accordance with the terms and conditions of each MOA relating to each such Vessel, such that Buyer’s initial business combination (as defined in its prospectus with respect to its initial public offering) may be consummated. In addition, on the date of the Initial Closing (the “Initial Closing Date”), the Company will deposit an amount equal to 20% of the balance of the aggregate purchase price for the Vessels not yet delivered in a joint interest-bearing account, with the balance of the purchase price for each Vessel to be paid against delivery of such Vessel in accordance with the terms and conditions of the MOA governing each such Vessel.
     The remaining Vessels that are currently trading are to be delivered as soon as possible after the Initial Closing, their then-current itineraries permitting. The ownership and possession of each Vessel that is currently under construction will be transferred and delivered to Buyer simultaneously with the delivery of each such Vessel from the shipyard to each respective Seller, or on the Initial Closing Date, if delivery can be made as of such date. All warranties applicable to such Vessels will be assigned by each such Seller to Buyer or its nominated subsidiary.
     Seanergy has agreed to seek shareholder approval for the Vessel Purchases, and concurrently with seeking shareholder approval for the Vessel Purchases, Seanergy will seek approval from its shareholders for the Merger (together with the Vessel Purchases, the “Transactions”).

Other Conditions and Agreements
     As a condition to the Initial Closing, Buyer’s relevant nominated subsidiaries will be required to enter into time charter parties (the “Charter Parties”) for all Vessels with South African Marine Corporation S.A., a company associated with members of the Restis family. Each Charter Party shall reflect rates for a one-year period from delivery of the applicable vessel (the “Charter Rate”) as follows (inclusive of a total of 3.75% address commission in favor of parties nominated by the Sellers): (i) $30,000 per day for the African Oryx; (ii) $36,000 per day for the African Zebra; (iii) $60,000 per day for the Kouan 215; (iv) $60,000 per day for the Kouan 216; (v) $65,000 per day for the Bremen Max and (vi) $65,000 per day for the Hamberg Max, with some flexibility permitted with regard to the per vessel type charters secured by the Sellers so long as the operating day and duration weighted average revenues are consistent with the foregoing.
     The Master Agreement also provides that the Company will enter into a management agreement with Enterprises Shipping and Trading, S.A. (“EST”) for the management of its fleet of vessels, and a brokerage agreement with Safbulk Pty Ltd. (“Safbulk”) for the chartering of the fleet, each as more fully set forth in the Master Agreement. Both EST and Safbulk are affiliated with one or more members of the Restis family.
     In addition, the parties have agreed that, from and after the Initial Closing, the Company’s board of directors shall consists of 13 directors, who shall be nominated, appointed and/or elected in accordance with the terms of the voting agreement described below.
Closing Conditions
     The consummation of the transactions contemplated by the Master Agreement are conditioned upon the following : (i) delivery by each party to such other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the applicable closing date; (ii) delivery by each party to such other party of a certificate to the effect that all covenants contained in the Master Agreement have been materially complied with by each party, or waived, prior to or on the applicable closing date; (iii) no legal or governmental action, suit or proceeding shall have been instituted or threatened before any court, administrative agency or tribunal, and no order, judgment or decree shall have been issued or proposed to be issued by any court, administrative agency or tribunal setting aside, restraining, enjoining or preventing the consummation of the Master Agreement or the transactions contemplated thereby or that has, had, or would reasonably be expected to have, a material adverse effect on the Master Agreement or the transactions contemplated thereby; (iv) Safbulk has entered into charter parties with each applicable vessel-owning subsidiary nominee of Buyer in accordance with the terms of the Master Agreement; and (v) the execution by and delivery to each party of each of the various closing deliveries required therein.
     In addition to the foregoing, the obligations of the parties to consummate the transactions contemplated by the Master Agreement are conditioned upon the approval by the Company’s shareholders at a special meeting called for the approval of the Transactions. The Company will seek this approval in accordance with its organizational documents and pursuant to Marshall Islands law. The Company cannot complete the Transactions unless a majority of the shares of the Company’s common stock voted by the public shareholders are voted in favor of the Transactions and public shareholders owning less than 35% of the shares sold in the Company’s initial public offering exercise their conversion rights. If the Transactions are not approved by the requisite vote of the Company’s shareholders and/or, public shareholders owning more than 35% of the shares sold in the Company’s initial public offering exercise their conversion rights and do not vote in favor of the Transactions, the Transactions will be deemed cancelled and of no further force and effect, with no further action required on the part of the parties; provided, however, that the Sellers may waive the condition that the Merger be approved by the Company’s shareholders.
     Finally, the obligations of the Sellers and the Investors to consummate the Transactions contemplated by the Master Agreement, in addition to the obligations enumerated above, are conditioned upon the following: (i) from the date of the Master Agreement until the Initial Closing Date, there shall have been no change, event or development that has had, or would reasonably be expected to have, a material adverse effect on the Company or Buyer; (ii) the Management Agreement has been executed and delivered by the Managing Subsidiary and EST; (iii) the Brokerage Agreement has been executed and delivered by the Managing Subsidiary (as defined in the Master Agreement) and Safbulk; and (iv) each of Buyer’s applicable vessel-owning subsidiaries shall have become parties to each of the Management and Brokerage Agreements.
Representations and Warranties
     The Master Agreement contains representations and warranties of each of the Company and the Sellers, as applicable, that are customary for transactions of this type, relating to, among other things, proper corporate organization and similar corporate matters; due authorization, performance and enforceability of the Master Agreement; the requirement to obtain, or provide, any prior governmental approval or notice; and the absence of litigation relating to the parties’ ability to enter into or to consummate their obligations under the Master Agreement.
Termination
     The Master Agreement may be terminated as follows: (i) by mutual written consent of the Company and Buyer and a majority of the Sellers and the Investors; (ii) by the Sellers, if the proxy statement to be delivered to Seanergy shareholders is not mailed to Seanergy’s shareholders within ten business days from the date Seanergy received the financial information of the Sellers required to be in the proxy statement; or (iii) by the Sellers, if the Shareholders Meeting has not occurred by July 30, 2008, or such later date as the Sellers may, from time to time, specify by notice in writing to the Company and Buyer. In the event of any such termination, all of the parties’ obligations thereunder shall terminate (except for certain obligations enumerated therein), however, the parties are not relieved from liability for the breach of any of their respective representations, warranties, covenants or agreements set forth in the Master Agreement.
     Memoranda of Agreement
     The sale and delivery of each of the six dry bulk Vessels is governed by the terms and conditions of a standard Memorandum of Agreement approved by the Baltic and International Maritime Council, or BIMCO, under code name NORWEGIAN SALEFORM 1993, as further negotiated by the parties. Copies of each MOA are attached hereto as Exhibits 10.3 through 10.8 and the terms thereof are incorporated herein by this reference.
     Under each of the MOAs, the respective Seller warrants that each Vessel, at the time of its delivery, will be free of all encumbrances, mortgages and maritime liens or any other debts. The Sellers will indemnify Buyer against all claims made against each Vessel incurred prior to delivery and Buyer will indemnify the applicable Sellers against all claims made against each Vessel incurred after delivery.
     The Company has inspected each Vessel’s records of the relevant classification society.
     Each Seller has a fixed legal obligation under each MOA to deliver each Vessel to Buyer. If a Seller does not deliver its Vessel, the terms of the MOA provide that the deposit (inclusive of interest accrued thereon) would be returned to Buyer and the MOA would become null and void. In the event that a Seller fails to deliver a Vessel, Buyer may take legal action against such Seller seeking damages for the Seller’s breach of its obligations under the MOA.
Where to Find Additional Information
     Seanergy is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). Seanergy’s proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Seanergy to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.
     The Company will file with the SEC a proxy statement in connection with the proposed Transactions described herein. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed Transactions. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Seanergy Maritime Corp., c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece (mail@vplaw.gr).
Participants in the Solicitation
     The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transactions. Information regarding certain of the Company’s directors and executive officers is available in the Company’s documents filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement to be filed with the SEC in connection with the proposed transactions.

Voting Agreement
     Concurrently with entering into the Master Agreement, a voting agreement (“Voting Agreement”), a copy of which is attached hereto as Exhibit 10.2 and the terms of which are incorporated herein by this reference, was entered into by and among the Company, the Company’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Company’s former Chief Operating Officer and Director, Mr. Simon Zafet, the Investors and Mr. Georgios Koutsolioutsos, Mr. Alexios Komninos, Mr. Ioannis Tsigounakis, each an officer and director of the Company (collectively, the “Insiders”). Messrs. Zafet had previously entered into a Share Purchase Agreement pursuant to which they sold beneficial ownership of their securities of the Company to the Investors in exchange for an agreed upon sales price and resigned from their offices and directorships of the Company. Because their shares cannot be transferred of record to the Investors until the applicable lock-up period expires, they are parties to the Voting Agreement.
     Under the terms of the Voting Agreement for a period of two years: (i) each such party shall have the right to nominate, and each such other party shall vote its shares in favor of the election of six directors appointed by the other and (ii) the parties shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or Insiders’ common stock ownership falls below certain agreed to thresholds, then the other party shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that promptly after the request of the Investors, the Company shall cause the officers of Seanergy, other than Messrs. Ploughman and Koutsolioutsos, to resign as officers, and the investors have the right to appoint such other officers as they deem appropriate in their discretion.
     In addition, pursuant to the Voting Agreement, on May 20, 2008, the Company established a shipping committee of three directors and delegated to it the exclusive authority to consider and vote upon all matters involving shipping and ship finance. Messrs. Ploughman and Koutsoubelis, the newly appointed directors, and Mr. Elias Culucundis, a continuing director, were appointed to such committee.
Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.
     On May 20, 2008, Mr. Panagiotis Zafet resigned as Chief Executive Officer and Co-Chairman of the Board of Directors of Seanergy, effective on such date.
     On May 20, 2008, Mr. Simon Zafet resigned as Chief Operating Officer and as a member of the Board of Directors of Seanergy, effective on such date.
     On May 20, 2008, each of Mr. Roland Beberniss and Mr. George Hamawi resigned as a member of the Board of Directors of Seanergy, effective on such date.
     On May 20, 2008, the Board of Directors of Seanergy appointed Mr. Dale Ploughman to its Board of Directors and to serve as Seanergy’s Chief Executive Officer and appointed Mr. Kostas

Koutsoubelis to its Board of Directors. Each of Mr. Ploughman and Mr. Koutsoubelis has been appointed to the Shipping Committee of the Board of Directors described above.
     Mr. Georgios Koutsolioutsos resigned as Co-Chairman of the Board of Directors and President of the Company and was appointed sole Chairman of the Board of Directors.
     Both Messrs. Ploughman and Koutsoubelis were selected as directors by the Investors pursuant to the Voting Agreement. There are no family relationships between or among either Mr. Ploughman and Mr. Koutsoubelis and any executive officer or director of the Company.
Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Amended and Restated Bylaws
     On May 20, 2008, the Board adopted the Amended and Restated bylaws the Company attached hereto as Exhibit 3.2 (“Amended and Restated Bylaws”) and is incorporated herein by reference. Section 2.2 of the Amended and Restated Bylaws was amended to provide that if 60 or less days of notice or public disclosure is given to a stockholder of the annual meeting, the notice must be received no later than the close of business on the 10th day following the day the notice was mailed or such public disclosure was made. Previously, the section required the notice to be received by the 10th date if such notice or public disclosure was made 70 days or less before an annual meeting. Similarly, Section 3.3 was amended to provide that if 60 or less days of notice or public disclosure is given to a stockholder of the annual meeting, notice by the stockholder of a nomination to the Board of Directors must be received no later than the close of business on the 10th day following the date the notice was mailed or such public disclosure was made. Previously, the section required the notice to be received by the 10th date if such notice or public disclosure was made 70 days or less before an annual meeting.
     In addition, Section 3.1 of the Amended and Restated Bylaws was amended to allow up to thirteen directors on the Board of Directors. Previously, the maximum amount of directors was nine. Section 7.11 was amended to change the section reference of the Business Corporations Act of Marshall Islands to Section 28(m). The previous section reference in the bylaws was Section 174 of the General Corporate Law of Marshall Islands.
Regulation FD Disclosure
     Contemporaneously with this report on Form 6-K, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by this reference, in which it announced the entry into Transactions.
     Commencing May 22, 2008, Seanergy intends to hold presentations for current and/or potential shareholders. The presentation is attached as Exhibit 99.2 and is incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit
No.	Exhibit

3.2	Amended and Restated Bylaws.

10.1	Master Agreement dated as of May 20, 2008.

10.2	Voting Agreement dated as of May 20, 2008.

10.3	Memorandum of Agreement relating to the African Onyx dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Valdis Marine Corp., as seller.

10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Goldie Navigation Ltd., as seller.

10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA215 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalistos Maritime S.A., as seller.

10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalithea Maritime S.A., as seller.

10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Pavey Services Ltd., as seller.

10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Shoreline Universal Limited, as seller.

99.1	Press Release dated May 22, 2008.

99.2	Presentation dated May 2008.
     The information in this Report, including the exhibits filed herewith, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.
By:	/s/ Dale Ploughman
	Name:	Dale Ploughman
	Title:	Chief Executive Officer

Dated: May 22, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit

3.2	Amended and Restated Bylaws.

10.1	Master Agreement dated as of May 20, 2008.

10.2	Voting Agreement dated as of May 20, 2008.

10.3	Memorandum of Agreement relating to the African Onyx dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Valdis Marine Corp., as seller.

10.4	Memorandum of Agreement relating to the African Zebra dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Goldie Navigation Ltd., as seller.

10.5	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA215 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalistos Maritime S.A., as seller.

10.6	Memorandum of Agreement relating to the Domestic Trade Ministry Kouan Shipping Industry Co. Hull No. KA216 dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Kalithea Maritime S.A., as seller.

10.7	Memorandum of Agreement relating to the Bremen Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Pavey Services Ltd., as seller.

10.8	Memorandum of Agreement relating to the Hamburg Max dated May 20, 2008 between Seanergy Merger Corp., as buyer, and Shoreline Universal Limited, as seller.

99.1	Press Release dated May 22, 2008.

99.2	Presentation dated May 2008.